Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Isco, Inc. Retirement Plu$ Plan Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ISCO, INC.

RETIREMENT PLU$ PLAN

Date: June 4, 2004	By:/s/ Vicki L. Benne
Vicki L. Benne
Chief Financial Officer & Treasurer